UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NewGenIvf Group Limited

(Name of Issuer)

Class A Ordinary Shares, no par value per share

(Title of Class of Securities)

G0544E105

(CUSIP Number)

April 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0544E105	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Chardan Capital Markets LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,569,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,569,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%*
12.	TYPE OF REPORTING PERSON BD

*See Item 4 for additional information.

CUSIP No. G0544E105	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Jonas Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,569,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,569,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%*
12.	TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. G0544E105	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Steven Urbach
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,569,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,569,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%*
12.	TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. G0544E105	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	Issuer.

(a)	Name of Issuer:

NewGenIvf Group Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

13/F, PS Tower, Sukhumvit 21 RD (Asoke)

Bangkok, Thailand, 0000

Item 2.	Filing Person.

(a) - (c) Name of Persons Filing; Address; Citizenship:

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Chardan Capital Markets LLC, a New York limited liability company (“CCM”);

(ii)	Mr. Steven Urbach (“Mr. Urbach”), a citizen of the United States of America, a manager of CCM; and

(iii)	Mr. Jonas Grossman (“Mr. Grossman”), a citizen of the United States of America, a manager of CCM.

The principal business address of Mr. Grossman is 1 East Putman Avenue, 4th Floor, Greenwich, CT 06830. The principal business address of each of CCM and Mr. Urbach is One Pennsylvania Plaza, Suite 4800, New York, NY 10119.

(d)	Title of Class of Securities:

Class A Ordinary Shares, no par value per share

(e)	CUSIP Number:

.

G0544E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G0544E105	SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to CCM is as follows:

(a) Amount Beneficially Owned: 1,569,000*

(b) Percent of Class: 15.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,569,000*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,569,000*

(iv) Shared power to dispose or to direct the disposition of: 0

As reported in the cover pages to this report, the ownership information with respect to Mr. Grossman is as follows:

(a) Amount Beneficially Owned: 1,569,000*

(b) Percent of Class: 15.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,569,000*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,569,000*

(iv) Shared power to dispose or to direct the disposition of: 0

As reported in the cover pages to this report, the ownership information with respect to Mr. Urbach is as follows:

(a) Amount Beneficially Owned: 1,569,000*

(b) Percent of Class: 15.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,569,000*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,569,000*

(iv) Shared power to dispose or to direct the disposition of: 0

*As of April 3, 2024, CCM held 1,569,000 Class A Ordinary Shares (the “Ordinary Shares”) of the Issuer. Each of Jonas Grossman and Steven Urbach, in their capacities as managers of CCM, has voting and investment discretion with respect to the Ordinary Shares held directly by CCM. As a result, each of Mr. Grossman and Mr. Urbach may be deemed to beneficially own the 1,569,000 Ordinary Shares held directly by CCM, representing approximately 15.5% of the outstanding Ordinary Shares as of April 3, 2024.

Ownership percentages are based on an aggregate of 10,149,386 Ordinary Shares issued and outstanding on April 3, 2024, as reported in the Issuer’s Form 20-F filled with the Securities and Exchange Commission on April 9, 2024.

CUSIP No. G0544E105	SCHEDULE 13G	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G0544E105	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Chardan Capital Markets, LLC

By:	/s/ Steven Urbach
Name:	Steven Urbach
Title:	Manager

By:	/s/ Jonas Grossman
Name:	Jonas Grossman

By:	/s/ Steven Urbach
Name:	Steven Urbach